Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE PROVIDES EXPLORATION UPDATE ON TWO PROJECTS — AMARUQ’S WHALE TAIL ZONE EXPANDS AND INFILLS; DRILLING EXTENDS KNOWN ZONES AT EL BARQUENO; SOLTORO DEAL CLOSES

Toronto (June 9, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to report additional results from the 2015 Phase 1 exploration program at the Amaruq gold project in Nunavut, northern Canada.  The Company last reported results from this project in its news release dated April 30, 2015.  The Company is also reporting its initial drill results from the El Barqueno project in west-central Mexico, which was acquired in November 2014.  In addition, the acquisition of Soltoro Ltd. has closed.

Highlights include:

•                  Drilling at Amaruq has filled in the gap under Whale Lake with significant gold grades and good widths — Drilling at Whale Tail under Whale Lake continued to intersect high-grade gold over significant widths, including 19.8 grams per tonne (“g/t”) gold (capped) over 5.0 metres at 130 metres depth (hole AMQ15-187), and 15.9 g/t gold (capped) over 14.6 metres at 126 metres depth (hole AMQ15-181)

•                  New gold structure confirmed north of Whale Tail deposit at Amaruq — New mineralized structure approximately 100 metres north of the Whale Tail deposit, including 6.1 g/t gold (capped) over 4.0 metres at 284 metres depth and 9.7 grams g/t gold (capped) over 3.8 metres at 306 metres depth (hole AMQ15-177).

•                  El Barqueno — Azteca and Angostura mineralization extended by drilling — Infill drilling at Azteca yielded 4.02 g/t gold, 4.01 g/t silver and 0.03% copper (uncapped) over 12.2 metres at 31 metres depth (hole BDD0119).  Angostura is being extended to the southwest and deeper, including the BRQ15-153 intercept of 1.93 g/t gold, 5.84 g/t silver and 0.04% copper (uncapped) over 5.9 metres at 217 metres below surface.

•                  El Barqueno — Peña de Oro prospect extended to southwest by drilling — Hole BRQ15-148 intersected 3.95 g/t gold, 15.65 g/t silver and 1.34% copper

(uncapped) over 9.6 metres at 135 metres below surface, suggesting continuity of mineralization to the southwest.

•                  El Rayo project acquired next to El Barqueno property — The acquisition of Soltoro Ltd., effective June 9, 2015, adds a further 30,000 ha of property in Jalisco State to the Company’s holdings, including the El Rayo gold-silver project, immediately east of El Barqueno

•                  Resource updates expected at both Amaruq and El Barqueno later this year - Results from the first phase 2015 drill program at Amaruq are expected to be incorporated into an updated resource estimate near the end of this summer.  At El Barqueno, an initial resource estimate is expected to be completed near the end of 2015.

“Results from drilling programs at both our Amaruq project in Nunavut and our El Barqueno project in Mexico continue to exceed our expectations.  In the coming weeks we will be reviewing our programs at both projects with a view to increase our drilling activities”, said Sean Boyd, Chief Executive Officer.  “At Amaruq, the drilling shows good potential to infill and expand the current resource at Whale Tail, and we continue to encounter new zones of mineralization which may increase the resource over time. Work at El Barqueno is extending the known mineralized zones and we look forward to the initial resource on the property later this year”, added Mr. Boyd.

Amaruq Project — Drilling Under Whale Lake Continues to Infill and Expand Known Mineralization

Agnico Eagle has a 100% interest in the Amaruq project.  The large property consists of 114,761 hectares of Inuit-owned and Federal crown land, approximately 50 kilometres northwest of the Meadowbank mine.  In February 2015, the Company announced an initial inferred mineral resource containing 1.5 million ounces of gold (6.6 million tonnes at 7.07 g/t gold) at the project.  Results from this project were last reported in a Company news release dated April 30, 2015.

More than 102 holes (27,750 metres) of the first phase 2015 Amaruq drill program were completed as of May 31, 2015, when seven drill rigs were in operation on the project, with another three expected to be added by the end of June.  Most of this drilling has been to fill the former gap in the Whale Tail deposit (under Whale Lake), which is now successfully completed to a depth of 200 metres.  There has also been initial reconnaissance drilling at Mammoth Lake and the area between the R zone and Whale Tail.

Whale Tail Infill Drilling Suggests Larger Resource to Come

The most recent results continue to yield high-grade gold intercepts over substantial estimated true widths in the Whale Tail deposit.  To date the Whale Tail deposit has been defined over at least 1.2 kilometres of strike length and extends from surface to more than 370 metres depth.  It remains open at depth and to the southwest.  These intercepts are set out in the table below, and the drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Whale Tail composite longitudinal section.  All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit, Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ15-176	WT Central	75.0	79.0	59	3.8	18.7	18.7
And		132.8	136.5	106	3.5	3.5	3.5
And		147.0	153.5	117	6.2	4.8	4.8
AMQ15-177	WT Central	151.5	156.0	131	4.0	5.2	5.2
And		170.8	174.5	143	3.2	10.2	10.2
And		182.5	187.0	156	4.1	6.3	6.3
AMQ15-178	WT West	144.2	151.0	117	5.8	3.4	3.4
And		196.5	200.9	159	3.5	3.6	3.6
And		265.7	278.4	217	11.2	7.5	7.5
including		265.7	272.5	214	6.2	10.4	10.4
And		308.0	313.8	248	4.1	5.3	5.3
AMQ15-179	WT Central	87.0	96.0	74	8.5	5.2	5.2
And		168.0	177.0	138	8.5	11.3	11.3
AMQ15-181	WT Central	136.7	160.5	125	22.5	11.7	11.7
including		143.0	158.8	126	14.6	15.9	15.9
AMQ15-184	WT West	349.5	364.5	300	11.5	7.2	7.2
including		356.5	363.5	303	5.4	11.1	11.1
And		413.0	417.9	351	4.2	4.4	4.4
And		436.5	442.0	371	4.6	3.6	3.6
AMQ15-185	WT East	137.0	147.7	113	10.2	7.6	7.6
including		137.0	145.0	113	7.6	9.5	9.5
AMQ15-186	WT Central	90.0	96.0	77	4.8	3.5	3.5
AMQ15-187	WT Central	126.2	130.9	100	4.5	3.7	3.7
And		165.0	171.0	130	5.0	19.8	19.8
including		166.5	170.0	130	3.1	31.9	31.9
And		175.2	181.0	137	5.2	3.2	3.2
AMQ15-188	WT Central	143.6	147.5	118	3.5	9.3	9.3
AMQ15-200	WT West	277.0	281.2	230	3.4	8.9	8.9
AMQ15-208	WT West	259.0	264.0	197	4.3	20.5	18.3

* Holes at Amaruq use a capping factor of 60 g/t gold.

[Amaruq project local geology map]

[Amaruq project — Whale Tail composite longitudinal section]

The most recent results continue to yield moderate to high-grade gold intercepts over substantial widths in the Whale Tail deposit, between 60 and 270 metres below surface.  Drilling is being done from both sides of the northeast-striking deposit to fully explore its geometry at depth; Whale Tail ranges in dip from 60 degrees southeast (near surface) through vertical to 60 degrees northwest (at greater depths).  On the east side of Whale Lake, hole AMQ15-187 intersected three lenses between 100 and 137 metres depth including 19.8 g/t gold over 5.0 metres at 130 metres depth.  Approximately 200 metres to the southwest, hole AMQ15-181 encountered one lens yielding 11.7 g/t gold over 22.5 metres, including 15.9 g/t gold over 14.6 metres at 126 metres depth.  Farther west, hole AMQ15-178 intersected four lenses between 117 and 248 metres depth including 10.4 g/t gold over 6.2 metres at 214 metres depth.

The Whale Tail program has defined higher grade lenses with greater widths plunging toward the southwest, such as hole AMQ15-184 which intersected three lenses below 300 metres depth: 7.2 g/t gold over 11.5 metres including 11.1 g/t gold over 5.4 metres at 303 metres depth, 4.4 g/t gold over 4.2 metres at 351 metres depth, and the deepest intercept of the project so far: 3.6 g/t gold over 4.6 metres at 371 metres depth.  Hole AMQ15-208 is one of the westernmost holes on Whale Lake and has hit one of the best intercepts to date at Amaruq: 18.3 g/t gold over 4.3 metres at 197 metres depth.

New Gold-Bearing Structure Confirmed North of Whale Tail Deposit at Amaruq

The recent drilling has also located what is considered to be a new mineralized structure in a different sedimentary rock unit.  It is approximately 100 metres northwest of the current Whale Tail resource envelope and its strike direction appears to curve away from the Whale Tail deposit to the west.  These intercepts are set out in the table below, and the drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Whale Tail composite longitudinal section.

Recent exploration drill results from the new gold structure, Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
IVR14-145**	—new structure	428.6	433.5	351	2.9	120.7	6.9
IVR14-150**	—new structure	277.3	284.5	226	5.4	5.9	5.9
AMQ15-165***	—new structure	196.0	200.3	157	3.1	29.0	16.8
AMQ15-177	—new structure	333.4	337.9	284	4.0	6.1	6.1
And	—new structure	359.5	363.8	306	3.8	14.8	9.7

* Holes at Amaruq use a capping factor of 60 g/t gold.

** Holes IVR14-145 and IVR14-150 previously released in Company’s news release dated November 11, 2014

*** Hole AMQ15-165 previously released in Company’s news release dated April 30, 2015

The structure has been intersected by four holes to date over more than 800 metres strike length between 150 and 350 metres depth.  It was first encountered in 2014 west of Whale Lake as the lowest intercept of hole IVR14-145 yielding 6.9 g/t gold over 2.9 metres at 351 metres depth, and as the lower intercept in hole IVR14-150, which intersected 5.9 g/t gold over 5.4 metres at 226 metres depth (both holes reported in the Company’s news release dated November 11, 2014).  Earlier this year, hole AMQ15-165 encountered what the Company believes is the same mineralized structure in its lower intercept, cutting 16.8 g/t gold over 3.1 metres at 157 metres depth (reported in the Company news release dated April 30, 2015).  Hole AMQ15-177 appears to have cut the same structure in between these two extents in two closely-spaced intercepts: 6.1 g/t gold over 4.0 metres at 284 metres depth and 9.7 g/t gold over 3.8 metres at 306 metres depth.

Initial Drilling at Mammoth Lake Encounters Mineralized Structures

Two rigs have commenced drilling in the Mammoth Lake area southwest of Whale Tail, approximately 1.3 kilometres west of the known Whale Tail mineralization, to search for the source of gold-bearing boulder trains previously outlined by prospecting.  Initial drilling has identified near-surface mineralized structures with quartz veins, silicification, arsenopyrite/pyrrhotite and visible gold under Mammoth Lake along a strike length of more than 500 metres.  Assay results from the Mammoth Lake drilling are pending.

Future Work

Four drill rigs will move onto land from the ice in June to complete the conversion drill program in the western part of Whale Tail to a depth of 200 metres.  Two other drill rigs will explore Whale Tail for extensions below 200 metres.  Drilling in the Mammoth Lake area will continue from land using two rigs to determine if the near-surface mineralized structures extend to depth.  Two more rigs will be added to resume investigation of the I, R and V structures and other regional targets on the property.  The first phase 2015 drill program of 50,000 metres is expected to be completed by the end of June.

Whale Tail mineralization is open at depth and to the southwest.  An updated resource is expected by the end of this summer following the completion of the first phase 2015 drill program.  Studies are ongoing to evaluate the potential to develop the Amaruq deposit as a satellite operation to Meadowbank.

El Barqueno Project — 2015 Exploration Program Underway, Azteca-Zapoteca, Angostura and Peña de Oro Yielding Positive Drill Results

Since the November 2014 acquisition of Cayden Resources Inc. (“Cayden”), Agnico Eagle has compiled previous exploration data, and planned and initiated a new exploration program at the El Barqueno property in Jalisco State, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.

The El Barqueno gold-silver project represents a significant new land position for Agnico Eagle in the historic Guachinango Mining District.  The project contains underexplored zones of gold mineralization in areas of past small-scale production, and numerous prospects and drill targets.  The Company believes this property has the potential to host a Pinos Altos style gold-silver deposit that could be developed as a combination open pit/underground mine with mill and heap leach processing opportunities.

This release reports on holes drilled on the Azteca-Zapoteca, Angostura, and Peña de Oro prospects since the last news release (Cayden, September 10, 2014).  This includes 13 holes (3,398 metres) drilled by Cayden from late August until November 2014, and 87 holes (28,744 metres) drilled by Agnico Eagle from December 2014 to May 31, 2015.

Currently there are five drill rigs in operation.  The focus of the 2015 drilling program is to define the limits of the Azteca-Zapoteca, Angostura, and Peña de Oro mineralized zones and to test for additional sub-parallel or subsidiary mineralized structures.  Additional high-quality exploration targets defined by surface mapping and sampling, geochemistry and geophysics elsewhere on the project will be tested using two more diamond drill rigs, expected to be on site in early July.

Gold, silver and copper grades of recent intercepts from all three prospects are set out in the table below and the drill collars are located in an accompanying table as well as on the local project geology map.  All intercepts reported for the El Barqueno project show uncapped grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the El Barqueno project

Drill Hole	Prospect	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*	Silver grade (g/t) (uncapped)	Copper (%) (uncapped)
BDD0105	Angostura	124.0	128.0	105	3.5	2.37	1.93	0.00
and		133.0	140.0	112	6.2	1.00	4.26	0.02
BDD0106	Angostura	222.0	234.0	182	10.7	1.07	3.81	0.11
BDD0107	Angostura	167.0	181.0	136	11.8	1.62	2.96	0.04
BDD0119	Azteca-Zapoteca	17.4	44.1	31	12.2	4.02	4.01	0.03
BDD0120	Azteca-Zapoteca	115.5	121.8	86	3.3	3.36	3.48	0.08
BRQ15-121	Azteca-Zapoteca	27.0	30.0	27	2.4	7.80	7.27	0.02
including		27.0	28.5	27	1.2	11.15	9.10	0.02
BRQ15-122	Angostura	180.0	184.0	175	2.8	6.34	12.10	0.05
and		197.0	203.0	186	4.2	1.39	7.53	0.14
BRQ15-123	Angostura	77.0	80.0	65	2.4	5.20	7.20	0.15
and		85.0	89.0	74	3.2	1.56	7.00	0.26
and		94.0	100.0	83	4.8	1.35	3.32	0.08
and		110.0	112.0	95	1.6	1.58	14.35	0.15
BRQ15-124	Angostura	101.0	108.0	105	4.3	4.41	11.73	0.10
and		134.0	150.0	140	9.9	1.69	21.15	0.30
BRQ15-132	Peña de Oro	171.0	172.0	162	0.9	4.84	119.00	5.98
BRQ15-133	Peña de Oro	182.0	185.0	138	2.7	1.09	7.67	1.06
BRQ15-139	Azteca-Zapoteca	42.0	46.0	43	3.4	5.38	8.08	0.15
BRQ15-140	Azteca-Zapoteca	22.0	27.0	9	4.3	3.12	7.50	0.04
and		33.0	40.0	14	6.0	3.14	2.60	0.04
BRQ15-144	Azteca-Zapoteca	9.0	35.0	25	13.0	2.78	4.88	0.05
BRQ15-145	Azteca-Zapoteca	151.0	165.0	155	11.8	3.67	18.27	0.69
BRQ15-148	Peña de Oro	163.0	174.0	135	9.6	3.95	15.65	1.34
BRQ15-153	Angostura	265.0	272.0	217	5.9	1.93	5.84	0.04
BRQ15-156	Azteca-Zapoteca	18.0	20.0	19	1.0	8.01	15.45	0.21
BRQ15-158	Peña de Oro	11.0	12.0	9	0.8	3.18	13.90	1.53

* Only intervals >0.4 g/t gold were included in the interval calculations

El Barqueno project exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
BDD0105	2280220	553701	1,291	318	-46	253
BDD0106	2280145	553663	1,291	318	-45	290
BDD0107	2280146	553662	1,292	359	-45	218
BDD0119	2279710	554772	1,278	345	-52	198
BDD0120	2279773	555249	1,266	346	-47	178
BRQ15-121	2279740	554571	1,259	359	-51	172
BRQ15-122	2280145	553662	1,291	0	-60	236
BRQ15-123	2280227	553764	1,284	0	-52	165
BRQ15-124	2280226	553764	1,284	1	-71	175
BRQ15-132	2282064	560205	1,328	335	-50	237
BRQ15-133	2282022	560136	1,307	335	-50	261
BRQ15-139	2279709	554577	1,244	335	-50	137
BRQ15-140	2279769	554638	1,276	335	-50	143
BRQ15-144	2279720	554660	1,257	335	-50	134
BRQ15-145	2279660	554687	1,256	335	-50	261
BRQ15-148	2281984	560065	1,305	335	-50	300
BRQ15-153	2280077	553441	1,298	335	-50	317
BRQ15-156	2279714	554754	1,277	335	-50	192
BRQ15-158	2282060	559941	1,298	335	-50	123

* Coordinate System UTM NAD WGS 13N Zone

[El Barqueno project — Local geology map]

Recent Drilling Infills Azteca-Zapoteca Prospect

The Azteca-Zapoteca prospect had previously been shown to extend approximately 1,200 metres along a northeast strike from surface to 200 metres depth.  Recent drilling has infilled the deposit.  It remains open at depth and along strike.

Encouraging recent drill intercepts from the Azteca-Zapoteca prospect are for the most part fairly shallow.  Hole BDD0119 yielded 4.02 g/t gold, 4.01 g/t silver and 0.03% copper over 12.2 metres at 31 metres depth.  Hole BRQ15-121 intersected 7.80 g/t gold, 7.27 g/t silver and 0.02% copper over 2.4 metres at 27 metres depth, while hole BRQ15-139 yielded 5.38 g/t gold, 8.08 g/t silver and 0.15% copper over 3.4 metres at 43 metres depth.  Hole BRQ15-145 is one of the deepest recent holes testing the area; it intersected 3.67 g/t gold, 18.27 g/t silver and 0.69% copper over 11.8 metres at 155 metres below surface.  This drilling and additional surface mapping demonstrates good continuity to the northeast and southwest as well as at depth.

Angostura Prospect Extended Along Strike

The previously reported extent of the Angostura prospect was 700 metres strike length from surface to a depth of 200 metres.  As a result of recent drilling, the prospect has been extended 300 metres farther to the southwest and deeper beneath a younger cap of basalt flows. Angostura now appears to extend approximately 1,000 metres along a northeast strike and as deep as approximately 220 metres vertically.

One of the holes testing the area beneath the younger basalt cap is hole BRQ15-122, which intersected two mineralized lenses: 6.34 g/t gold, 12.10 g/t silver and 0.05% copper over 2.8 metres at 175 metres below surface, and 1.39 g/t gold, 7.53 g/t silver and 0.14% copper over 4.2 metres at 186 metres below surface.  Approximately 225 metres west-southwest from hole BRQ15-122, is hole BRQ15-153 which yielded 1.93 g/t gold, 5.84 g/t silver and 0.04% copper over 5.9 metres at 217 metres below surface.  Two other holes drilled through the basalt cap approximately 100 metres northeast of hole BRQ15-122 encountered shallower intersections of multiple lenses.  Hole BRQ15-124 had two intercepts: 4.41 g/t gold, 11.73 g/t silver and 0.10% copper over 4.3 metres at 105 metres depth, and 1.69 g/t gold, 21.15 g/t silver and 0.30% copper over 9.9 metres at 140 metres depth.  Nearby, hole BRQ15-123 intersected four mineralized lenses between 65 and 95 metres depth, including one grading 5.20 g/t gold, 7.20 g/t silver and 0.15% copper over 2.4 metres at 65 metres below surface.  Surface geochemistry and geophysics suggest that the mineralization extends to the northeast, and this area will require further drill-testing.

Strike Length Increased at Peña de Oro

Previous work by Cayden had delineated the Peña de Oro prospect along a strike length of more than 400 metres and locally to a depth of 200 metres.

Recent drilling has extended the strike length of the prospect to approximately 640 metres along a northeast trend.  Hole BRQ15-148 near the southwestern extent of the prospect intersected 3.95 g/t gold, 15.65 g/t silver and 1.34% copper over 9.6 metres at 135 metres below surface, suggesting good continuity of the mineralization to the southwest.  Two holes farther northeast yielded positive grades at depth. Hole BRQ15-132 intersected 4.84 g/t gold, 119.00 g/t silver and 5.98% copper over 0.9 metres at 162 metres below surface, while hole BRQ15-133 intersected 1.09 g/t gold, 7.67 g/t silver and 1.06% copper over 2.7 metres at 138 metres below surface.  In general, gold and copper values initially appear to be increasing toward the southwest based on the limited amount of drilling in this area to date.

Preliminary Metallurgical Testing

Preliminary metallurgical testing on composite samples from the El Barqueno project was conducted in the first half of 2014 (Cayden news release dated April 29, 2014).  The results indicated promise for recovering gold and silver from the lower grade material by heap leach processing, and an opportunity for mill processing of the higher grade material to maximize the gold and silver recovery.  The Company has conducted subsequent metallurgical and mineralogical testing on selected samples, which supports the initial Cayden results.  Comprehensive metallurgical test work will be conducted as part of the initial scoping study for El Barqueno in an effort to confirm amenability for heap leaching of lower grade domains and milling processes for higher grade domains.

Future Work

The initial 2015 drill program is expected to be completed by the end of the second quarter of this year.  A supplemental drill program is being studied to infill the mineralized areas as well as to test extensions to the known mineralization.  A mineralogical study this year will investigate the deportment of the gold in relation to the oxide and sulphide mineralization, to increase the understanding of the deposits.  An inferred/indicated mineral resource is expected to be completed by the end of the year for the Peña de Oro and Azteca-Zapoteca areas to open-pit mineable depths (surface to 300 metres depth).  The Angostura prospect is also being studied for a potential inferred resource estimate by year-end.

As well, an additional 10,000-metre reconnaissance drill program is being proposed to commence in the third quarter of the year. The program will be designed to test the high-priority targets in the Azteca-Zapoteca, Peña de Oro, Zapote, Poncho East and West, Esperanza and Falco areas defined last year using prospecting, geological mapping and sampling, and geochemical (stream sediment and soil surveys) and geophysical surveys (magnetics, radiometrics, and EM), which were subsequently reviewed and compiled by Agnico Eagle.

Acquisition of Soltoro Closes, Adding Properties Contiguous With El Barqueno

Today the previously announced plan of arrangement of Soltoro Ltd. (the “Arrangement”) was completed pursuant to which Agnico Eagle acquired ownership of 100% of the issued and outstanding shares of Soltoro Ltd. (“Soltoro”).  Immediately prior to the Arrangement, Soltoro had a total of 97,155,037 common shares issued and outstanding and Agnico Eagle did not own any shares.  Soltoro is now a wholly-owned subsidiary of Agnico Eagle.

Through this transaction, Agnico Eagle will acquire more than 30,000 hectares of property in Jalisco State, including the El Rayo silver-gold project and another property that are contiguous with and to the east of Agnico Eagle’s El Barqueno property.

The Arrangement was approved at a special meeting of Soltoro securityholders held on June 4, 2015 by approximately 99.95% of the votes cast by Soltoro securityholders.  Final approval for the Arrangement was obtained from the Ontario Superior Court of Justice (Commercial List) on June 8, 2015.

The Soltoro common shares will be delisted from the TSX Venture Exchange and Agnico Eagle will apply to the relevant securities commissions for Soltoro to cease to be a reporting issuer under Canadian securities laws.

Under the Arrangement, each Soltoro common share was exchanged for 0.00793 of an Agnico Eagle common share, C$0.01 in cash and one common share of a newly formed Ontario company named Palamina Corp. (“Palamina”) valued at C$0.02 per share.

Full details of the Arrangement and certain other matters are set out in the management information circular of Soltoro dated May 5, 2015 (the “Information Circular”).  A copy of the Information Circular, the Arrangement Agreement dated April 10, 2015 between the Company and Soltoro and certain other principal agreements relating to the Arrangement can be found under Soltoro’s profile on SEDAR at www.sedar.com.

Agnico Eagle will file an early warning report in accordance with applicable securities laws.  To obtain a copy of such early warning report, please contact Agnico Eagle at the address or telephone number set out above.

Changes to the Board of Directors

It is with regret that during the quarter, the Company received the resignation of Mr. Bernard Kraft due to health reasons.  Mr. Kraft had been a director since 1992 and has been associated with Mr. Paul Penna (the founder of Agnico Eagle) and associated companies of Agnico Eagle since 1965.  “Bernie was a valued and active member of the Board of Directors and various Committees of the Board, most notably the Audit Committee, for many years.  His knowledge, expertise and contributions and above all his friendship, will be greatly missed and we wish him well,” said Mr. James D. Nasso, Chairman of the Board.

To fill the vacancy created by the resignation of Mr. Kraft, Agnico Eagle announces the appointment of Mr. Jamie Sokalsky to the Board of Directors.  Mr. Sokalsky is widely known and well respected in the gold mining industry, most recently serving as President and Chief Executive Officer of Barrick Gold Corporation, where he worked in various capacities for over 20 years.  He holds an Honours Bachelor of Commerce degree from Lakehead University and received his Chartered Accountant designation in 1982.  “Mr. Sokalsky is a tremendous addition to our Board of Directors, and his extensive knowledge and experience in the gold mining sector will be of great value to us,” said Mr. Nasso.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at June 9, 2015. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian provincial securities laws and are referred to herein as forward-looking statements. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned”, “should” and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: estimates of mineral grades, the estimated extent and timing of anticipated future exploration activity; the results of future interpretation of geological information; whether results thereof will lead to estimated reserves or resources and the timing of such estimates; and the nature and timing of permitting work and construction of a camp or road access to the Amaruq project. Such forward-looking statements reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral grades; cost of exploration and development programs; governmental and environmental regulation; the volatility of the Company’s stock price; and the results of the exploration activity.  The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2014 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2014 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting exploration; that permitting and exploration at Amaruq and El Barqueno proceed on a basis consistent with current expectations and plans; that Agnico Eagle’s current estimates of mineral grades are accurate; and that there are no material delays in the timing for completion of the Amaruq or El Barqueno exploration projects.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the Company’s AIF, MD&A and Form 40-F, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the Company’s Annual Information Form or Form 40-F.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This document uses the terms “measured resources” and “indicated resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This document also uses the term “inferred resources”. Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves in accordance with the Canadian securities regulatory authorities’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages. The assumptions used for the mineral reserves resources reported by the Company on February 11, 2015, are $1,150 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.30 and 13.00, respectively.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Guy Gosselin, Vice-President Exploration for Agnico Eagle Mines Limited, approved the scientific and technical information in this news release. Mr. Gosselin verified the data disclosed in this news release, including the sampling, analytical and testing data underlying the information. Verification included a review and validation of the applicable assay databases and reviews of assay certificates. Mr. Gosselin is a P.Eng. with the Ordre ingenieurs du Quebec, and is a qualified person as defined by NI 43-101.

Assay quality assurance and quality control system for the Amaruq Project

The Quality Assurance / Quality Control (QA/QC) program used for the Amaruq project is consistent with NI 43-101 and industry best practices. All samples are assayed at an independent laboratory, ALS Chemex (ALS) in Val-d’Or, Que., with sample preparation at Thunder Bay, Ont., and Val-d’Or. A subset of samples (approximately 10%) is sent to SGS laboratory in Vancouver, B.C., for check-assaying.

All drill core samples (NQ size) are fine crushed to better than 70% of the sample passing 2 mm. A sample split (rotary splitter) of up to 250 g is pulverized to better than 85% of the sample passing 75 microns.

Key components of the QA/QC program are: systematic insertion into the sample stream of blank samples and standards; analyses of duplicate samples, and confirmatory analyses by a second laboratory. Approximately 12% of all samples submitted for analysis are control samples. All control samples are inserted at a frequency of one custom-prepared standard, one blank and one coarse duplicate for every 24 core samples.

Control standard failure is defined by a reported gold content outside of a 2 standard deviation range of the reference standard certified gold content. A failure of a control standard triggers an investigation into the cause. A blank failure is defined by a reported gold content above 3 times detection limit of the method.

All samples are assayed for gold by Fire Assay AA finish with a second run by gravimetric finish (30 g) for those with gold grades above 3 g/t.  Silver is also reported, and samples are aqua regia digested with Atomic Absorption Spectroscopy finish.

Program design, management, and QA/QC are governed by Agnico Eagle’s exploration and reserves and resources development groups, of which Daniel Doucet, Corporate Director of Reserve Development, is the Company’s Qualified Person. The QA/QC data verification has been completed by Agnico Eagle’s Mirela Saraci, P. Geo., Senior Geologist, Geological Data and QAQC Protocol.

Assay quality assurance and quality control system for the El Barqueno Project (historic drilling by Cayden Resources Inc.)

All drill core done by Cayden reported in this release (holes numbers up to and including BDD0117) were drilled at PQ3 or HQ3 diameter and were sawn or split into equal halves on site. All samples were assayed using standard 30 gram fire assay with atomic absorption finish by Acme Labs in Vancouver. QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicated good accuracy and precision in a large majority of standards assayed. No intercepts were reported that averaged less than 0.5 g/t Au and/or 0.2 % Cu and no intercepts had more than six consecutive metres of less than 0.2 g/t Au and/or 0.2% Cu, or begin or end with values less than 0.2 g/t Au and/or 0.2% Cu.

Assay quality assurance and quality control system for the El Barqueno Project (current drilling by Agnico Eagle Mines Limited)

All drill core done by Agnico Eagle reported in this release (holes numbers beginning with BDD0118 and all hole beginning with BRQ) were drilled at PQ3, HQ3 and PQ diameter and were sawn or split into equal halves on site. The QA/QC program used for the El Barqueno project is consistent with NI 43-101 and industry best practices. All samples are assayed at an independent laboratory, ALS in Vancouver, with sample preparation at ALS in Guadalajara, Jalisco, Mexico. A subset of samples (approximately 10%) is sent to SGS laboratory in Vancouver, for check-assaying.

All drill core samples are fine crushed to better than 70% of the sample passing 2 mm. A sample split (rotary splitter) of up to 250 g is pulverized to better than 85% of the sample passing 75 microns.

Key components of the QA/QC program are: systematic insertion into the sample stream of blank samples and standards; analyses of duplicate samples, and confirmatory analyses by a second laboratory. Approximately 12% of all samples submitted for analysis are control samples. All control samples are inserted at a frequency of one commercial standard, one blank, one field duplicate (¼ split of core) and one coarse duplicate for every 24 core samples.

Control standard failure is defined by a reported gold content outside of a 2 standard deviation range of the reference standard certified gold content. A failure of a control standard triggers an investigation into the cause. A blank failure is defined by a reported gold content above 3 times detection limit of the method.

All samples are assayed for gold by Fire Assay AA finish with a second run by gravimetric finish (30 g) for those with gold grades above 3 g/t.  Silver and copper are also reported, and samples are aqua regia digested with Inductively Coupled Plasma Atomic Emission Spectroscopy finish.

Program design, management, and QA/QC are governed by Agnico Eagle’s exploration and reserves and resources development groups, of which Daniel Doucet, Senior Corporate Director of Reserve Development, is the Company’s Qualified Person. The QA/QC data verification has been completed by Agnico Eagle’s Mirela Saraci, P. Geo., Senior Geologist, Geological Data and QAQC Protocol.